S&W's Class A Warrants ("SANWW") To Expire On April 15

For Immediate Release

Contact: Robert Blum, Joe Dorame, Joe Diaz   Matthew Szot
Lytham Partners, LLC   Chief Financial Officer
602-889-9700   S&W Seed Company
sanw@lythampartners.com   559-884-2535
www.lythampartners.com   www.swseedco.com

FIVE POINTS, California – April 11, 2013 – S&W Seed Company (Nasdaq: SANW, SANWW, SANWZ) today announced that its Class A warrants ("Class A Warrants") will cease trading at 5:00 pm on April 15, 2013 Pacific Time. Any Class A Warrants not exercised by the registered holders by that time will automatically expire and S&W will remit to the registered holders of such expired Class A Warrants the amount of $0.25 per warrant. After expiration of the call period, registered holders of expired Class A Warrants will have no rights or privileges with respect to such Class A Warrants, other than to receive the redemption amount. The common stock underlying the Class A Warrants is registered pursuant to a registration statement filed with and declared effective by the Securities and Exchange Commission. If you have any questions, contact your broker immediately or the company.

About S&W Seed Company
Founded in 1980, S&W Seed Company is a global agricultural company, headquartered in the Central Valley of California. The company is the largest producer of non-dormant alfalfa seed varieties in the world, with production operations in the San Joaquin and Imperial Valley's of California, as well as in South Australia. The company has worldwide sales and distribution through both a direct sales force as well as dealer-distributors. The company's proprietary varieties are designed to meet the shifting needs of farmers that require high performance in poor and highly saline soil conditions and have been verified over decades of university-sponsored trials. Additionally, the company is utilizing its research and breeding expertise to develop and produce U.S.-based stevia leaf. Stevia is an all-natural, zero calorie sweetener from the food and beverage industry. For more information, please visit www.swseedco.com.